UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SEC File Number – 028104
CUSIP Number – 47012e-106

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)     ☒ Form 10-K           ☐ Form 20-F          ☐ Form 11-K          ☐ Form 10-Q          ☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JAKKS Pacific, Inc.

Full Name of Registrant

Former Name if Applicable

22619 Pacific Coast Highway

Address of Principal Executive Office (Street and Number)

Malibu, CA 90265

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Joel Bennett	(310)	456-7799

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

JAKKS Pacific, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ Joel Bennett
Joel Bennett, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations
(See 81 U.S.C. 1001).

GENERAL INSTRUCTION

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.	ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

Part III

     On February 17, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission (the “Commission”), as part of its review of a registration statement filed by the Company to register shares of its common stock issued in connection with its acquisition of Play Along, instructed the Company to restate the financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (which includes the Company’s financial statements for 2003 and 2002), to account for the acquisition of Toymax, Trendmasters and P&M Products in accordance with paragraph 39 of SFAS 141 (the “Restatement”). Specifically, the Commission stated that a portion of the purchase price for each of these transactions should be allocated to acquired product rights, and possibly other intangible assets other than goodwill.

     The Company was unable to complete the Restatement without unreasonable effort or expense as of the date the Company was required to have filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 10-K”). As certain of the information to be included in the Restatement is also required to be included in the 2004 10-K, the Company was unable to timely file the 2004 10-K without unreasonable effort or expense.

Part IV

     On February 22, 2005, the Company announced in a press release its preliminary fourth quarter and year-end results for 2004, as well as the Commission’s instructions to the Company regarding the Restatement, which release was incorporated in the Company’s February 22, 2005 Current Report on Form 8-K. The press release was slightly and immaterially modified through the Company’s filing of a Form 8-K/A on February 24, 2005. The press release, as so modified, read as follows:

JAKKS Pacific Reports Preliminary Fourth Quarter and Year-End Results
for 2004; Record Revenue and Net Income Anticipated for the Fourth
Quarter and Fiscal 2004; Company Provides Guidance of Continued
Growth in Fiscal 2005

     MALIBU, Calif.—(BUSINESS WIRE)—Feb. 22, 2005—JAKKS Pacific, Inc. (Nasdaq:JAKK), a leading multi-brand company that designs and markets a broad range of toys, writing instruments and other consumer products, today announced preliminary results for the fourth quarter and year-ended December 31, 2004.

     The Company’s fourth quarter net sales increased 119% to $184.8 million, compared to $84.4 million in the same period last year. Consistent with the basis of its previous guidance, net income for the fourth quarter of 2004 is expected to be $20.2 million, or $0.75 per diluted share, which excludes the assumed conversion of its convertible notes payable and the non-cash charges relating to stock-based compensation and amortization from the Play Along® acquisition. Reported net income for the fourth quarter of 2004 is expected to be $11.1 million, or $0.37 per diluted share, including pre-tax non-cash stock-based compensation charges of $5.1 million and amortization charges of $8.6 million related to limited life intangible assets other than goodwill acquired in the Play Along acquisition, and after giving effect to the recent accounting pronouncement requiring the presentation of contingently convertible notes on an as-converted basis beginning in the fourth quarter of 2004 (which increased the shares outstanding by 4.9 million shares). The final allocation of the Play Along acquisition price among various assets, including intangible assets other than goodwill, is based on the valuation prepared by a third party consultant, and this valuation updates the estimated allocation presented in prior quarters. As a result of certain non-cash adjustments to 2003 and 2002 earnings to be made for the reasons discussed below under the caption “Non-cash Accounting Adjustments to Goodwill and Intangible Assets from Prior Acquisitions,” comparisons to 2003 results are limited to net sales, and complete comparisons will be provided at a subsequent date. In addition, the estimates of net income for the fourth quarter of 2004 and the year do not include any adjustments that may result from such non-cash adjustments.

     The Company’s net sales for the year ended December 31, 2004 increased 82% to $574.3 million from $315.8 million in 2003. Consistent with the basis of its previous guidance, net income for the year is expected to be $62.3 million, or $2.35 per diluted share, which excludes the assumed conversion of the convertible notes payable and pre-tax non-cash charges of stock-based compensation and amortization related to its Play Along acquisition. Reported net income for the year-ended December 31, 2004, including pre-tax charges of $13.6 million for non-cash stock-based compensation and the aforementioned convertible notes and amortization charges, is expected to be $45.9 million, or $1.57 per diluted share.

     As noted above, the foregoing results are preliminary due to non-cash adjustments to such results to be made for the reasons discussed below under the caption “Non-cash Accounting Adjustments to Goodwill and Intangible Assets from Prior Acquisitions.”

     “We are pleased with our results for the fourth quarter and the full year 2004,” said Jack Friedman, Chairman and Chief Executive

Officer, JAKKS Pacific. “We achieved record sales and anticipate record earnings, and increased our shelf space at the mass merchants and other retail outlets, in part, by strategically expanding our marketing and advertising efforts for our diverse portfolio of innovative licensed and non-licensed products. In addition, we completed the acquisition of Play Along in 2004, which further diversified our product offerings and immediately positioned JAKKS as one of the leaders in the plush toy and soft body doll category, with brands including the recently launched Cabbage Patch Kids® dolls, Care Bears® plush and preschool learning toys.”

     Stephen Berman, President and Chief Operating Officer, stated, “In 2004, we increased our investment in product innovation and advertising, and expanded our product offerings. Our Plug-It-In & Play TV Games™ brand has been a huge hit, and our product line established a new category for our industry, which we continue to expand with new innovations and new licensed content. For 2005 we have more than 20 new exciting titles for our TV Games brand, plus our continuing titles from 2004. Additionally, we launched new technology, such as wireless TV Games™ units and our GAMEKEY™ expansion packs. We expect to see further growth both domestically and internationally in this area.”

     Mr. Berman continued, “TV Games and our acquisition of Play Along led the way for our domestic increases in 2004. We look forward to continued success from our Care Bears plush and preschool lines, and the expanded release of Cabbage Patch Kids dolls, both of which will have new key line extensions for 2005. We are also excited that we have already secured prime placement at retailers for our new Sky Dancers® small action doll line.

     “We are building upon our recent successes by further expanding our product offerings and reinventing existing product lines. We continue to expand and make innovations in our Go Fly A Kite® and Funnoodle® branded lines, resulting in new product offerings and new distribution for this category. Also in the seasonal category, we have reintroduced our line of Storm™ water guns. Similarly, we’re working to realize the potential of our Flying Colors® and Pentech® lines with new internally developed products in both the Stationery and Writing Instrument businesses, as well as new licenses, including Care Bears®, My Little Pony® and Marvel® superheroes, a new Nickelodeon® compound called Splish Splat™, new activity play patterns for our existing licenses, such as Nickelodeon properties and Hello Kitty®, and new non-licensed products based on current trends, such as our line of activities based on sewing. In addition, we believe many of our existing lines, such as our Vivid Velvet® activity products, will continue to experience solid sell-through in 2005. Lastly, we have developed internally Fly Wheels™, which we think is a wonderful line of innovative products under our Road Champs® brand, and which has been well placed at our top accounts and many others.”

     Mr. Berman concluded, “We believe our product lines are properly positioned for continued growth in 2005 and beyond, and our financial position remains very strong with excellent cash flow from operations in 2004 of approximately $131 million. As of December 31, 2004, our working capital was approximately $225.4 million, including cash and equivalents and marketable securities of $195.6 million. We are well positioned to grow our business by actively pursuing accretive and complementary acquisitions and executing on internal growth initiatives, including creating new products and securing new licenses, to provide continued growth for JAKKS Pacific.”

     The Company anticipates growth in net sales of 15% for 2005 to approximately $660 million, with net income of approximately $70 million, or $2.28 per diluted share. This guidance gives effect to the assumed conversion of our convertible notes, and includes non-cash charges of $4.7 million for stock-based compensation (including the expensing of stock options pursuant to Statement of Financial

Accounting Standards (SFAS) 123 (R), which will be effective for the Company beginning in the third quarter of 2005) and $5.5 million for amortization related to the Play Along acquisition.

     NON-CASH ACCOUNTING ADJUSTMENTS TO GOODWILL AND INTANGIBLE ASSETS FROM PRIOR ACQUISITIONS

     On February 17, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission (the “Commission”), as part of its review of a registration statement filed by the Company to register shares of its common stock issued in connection with its acquisition of Play Along, instructed the Company to restate the financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (which includes the Company’s financial statements for 2003 and 2002), to account for the acquisition of Toymax, Trendmasters and P&M Products in accordance with paragraph 39 of SFAS 141. Specifically, the Commission stated that a portion of the purchase price for each of these transactions should be allocated to acquired product rights, and possibly other intangible assets other than goodwill.

     The restatement requested by the Commission would have the effect of reclassifying certain assets acquired as part of these acquisitions, previously treated as additions to the Company’s goodwill, as intangible assets other than goodwill, and as to those intangible assets with limited lives, causing a non-cash adjustment for amortization or impairment of those intangible assets other than goodwill.

     As a result of the review conducted by management of the Company in considering the Commission’s comments and the requirements of SFAS 141, on February 21, 2004, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) determined that the Company should review its previously issued audited consolidated financial statements for fiscal 2003 and 2002 filed on Form 10-K for the year ended December 31, 2003 (which includes the Company’s financial statements for 2003 and 2002), and the Company’s quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004, and restate its 2003 and 2002 audited consolidated financial statements through the filing of a Form 10-K/A and file its Annual Report on Form 10K for the fiscal year ended December 31, 2004, all as consistent with SFAS 141 and the Commission’s comments, in consultation with PKF, the Company’s independent auditors.

     The restatement would reduce the Company’s net income for the 2003 and 2002 periods, but would not affect the Company’s revenue. Based on its preliminary review of the effects of the reclassification of portions of goodwill to intangible assets other than goodwill with respect to the acquisitions concluded in 2003 and 2002, the Company anticipates that any impact on the 2004 results described in this release is not likely to be material, but such estimate is preliminary and the amount, if any, of such adjustment will be finally determined upon the conclusion of the review described above of the 2002 and 2003 financials.

     As a result of the Company’s restatement of its consolidated financial statements as discussed above, the financial statements included in the Company’s 2003 and 2002 Annual Report on Form 10-K and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2004 should no longer be relied upon. The Company intends to file a Form 10-K/A with restated consolidated financial statements with respect to such years as soon as practical, but will not file amendments to its Quarterly Reports on Forms 10-Q for the 2004 periods in view of its intention to file its Form 10-K/A for the year ended December 31, 2004 simultaneous with its filing of the previously-mentioned Form 10-K/A.

     Anyone interested will be able to listen to the teleconference, scheduled to begin at 9 a.m. EST (6 a.m. PST) on February 22nd, via the Internet at www.jakkspacific.com, www.CompanyBoardroom.com or www.StreetEvents.com. These websites will also host an archive of the teleconference for 30 days.

     A telephonic playback will be available from 10 a.m. EST on February 22nd through 12 a.m. EST on March 8th. Calling 800-642-1687 or 706-645-9291 for international callers, password “3685959,” can access the playback.

     About JAKKS Pacific, Inc.:

     JAKKS Pacific, Inc. is a multi-brand company that designs and markets a broad range of toys and consumer products. The product categories include: Action Figures, Art Activity Kits, Stationery, Writing Instruments, Performance Kites, Water Toys, Sports Activity Toys, Vehicles, Infant/Pre-School, Plush, Construction Toys, Electronics and Dolls. The products are sold under various brand names including JAKKS Pacific®, Play Along®, Flying Colors®, Road Champs®, Child Guidance®, Pentech®, Trendmasters®, Toymax®, Funnoodle®, Go Fly a Kite®, Color Workshop® and TV Games™. The Company also participates in a joint venture with THQ Inc. that has exclusive worldwide rights to publish and market World Wrestling Entertainment® video games. For further information, visit www.jakkspacific.com or www.jakkstvgames.com.

     This press release contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates and projections about JAKKS Pacific’s business based partly on assumptions made by its management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such statements due to numerous factors, including, but not limited to, those described above, changes in demand for JAKKS’ products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, and difficulties with integrating acquired businesses. The forward-looking statements contained herein speak only as of the date on which they are made, and JAKKS undertakes no obligation to update any of them to reflect events or circumstances after the date of this release.

JAKKS Pacific, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2004	2003
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$176,544	$118,182
Marketable Securities	19,047	19,345
Accounts receivable, net	102,266	86,119
Inventory, net	49,999	44,400
Prepaid expenses and other current assets	22,971	16,762

Total current assets	370,827	284,808

Property and equipment	38,213	43,473
Less accumulated depreciation and amortization	27,273	31,751

Property and equipment, net	10,940	11,722

Goodwill, net	274,556	206,952
Trademarks & other assets, net	39,806	24,785
Investment in joint venture	9,816	9,097

Total assets	$705,945	$537,364

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$132,800	$50,168
Current portion of long term debt	—	19
Income taxes payable	12,582	2,021

Total current liabilities	145,382	52,208

Long term debt, net of current portion	98,000	98,042
Deferred income taxes	1,469	1,164

	99,469	99,206

Total liabilities	244,851	151,414
Stockholders’ equity:
Common stock, $.001 par value	26	25
Additional paid-in capital	275,902	246,002
Retained earnings	186,913	141,055
Deferred compensation from restricted stock grants	—	(783)
Accumulated other comprehensive income (loss)	(1,747)	(349)

	461,094	385,950

Total liabilities and stockholders’ equity	$705,945	$537,364

JAKKS Pacific, Inc. and Subsidiaries
Fourth Quarter Earnings Announcement, 2004
Condensed Statements of Operations (Unaudited)

	Three Months Ended Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
	(In thousands, except per share data)
Net sales	$184,802	$84,418	$574,266	$315,776
Less cost of sales Cost of goods	92,835	42,349	286,954	160,518
Royalty expense	18,478	5,578	56,491	22,529
Amortization of tools and molds	1,030	1,431	4,813	6,095

Cost of sales	112,343	49,358	348,258	189,142

Gross profit	72,459	35,060	226,008	126,634
Direct selling expenses	22,153	14,496	61,731	42,396
Selling, general and administrative expenses	29,966	25,382	96,132	61,291
Acquisition shut-down and recall costs	—	—	—	2,000
Depreciation and amortization	9,505	466	11,542	2,084

Income from operations	10,835	(5,284)	56,603	18,863
Other (income) expense:
Profit from Joint Venture	(6,590)	(6,048)	(7,865)	(7,351)
Interest, net	544	611	2,498	1,405

Income before provision for income taxes	16,881	153	61,970	24,809
Provision for income taxes	5,742	(1,713)	16,112	4,205

Net income	$11,139	$1,866	$45,858	$20,604

Earnings per share — diluted	$0.37	$0.08	$1.57	$0.83
Shares used in earnings per share — diluted	31,856	24,642	31,406	27,437

CONTACT:	JAKKS Pacific, Inc.
Genna Goldberg, 310-455-6235
or
Integrated Corporate Relations
John Mills, 310-395-2215